

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 4, 2018

Leonard Steinberg
Senior V.P, Legal, Regulatory, and Government Affairs and Corporate Secretary
Alaska Communications Systems Group, Inc.
600 Telephone Avenue, MS 65
Anchorage, Alaska 99503

> **Re:** **Alaska Communications Systems Group, Inc.**
> **PREC14A preliminary proxy statement filing made on Schedule 14A**
> **Filed on April 27, 2018**
> **File No. 001-38341**

Dear Mr. Steinberg:

We have reviewed the above-captioned filing, and have the following comments. Some of our comments may ask for additional information so that we may better understand the disclosure.

Please respond to this letter by amending the filing and/or by providing the requested information. If you do not believe our comments apply to your facts and circumstances and/or do not believe an amendment is appropriate, please tell us why in a written response.

After reviewing any amendment to the filing and any information provided in response to these comments, we may have additional comments.

General

1. The signed letter addressed to stockholders appears to account for a future unknown date of dissemination, but fails to state the anticipated upon which the registrant expect to "furnish" the proxy statement to stockholders. Please revise to include this required representation regarding the projected date of release on the first page of the proxy statement, a defined term under Rule 14a-1(g), as distinguished from the voluntarily-included correspondence with stockholders or Notice. The disclosure at page 90 regarding the anticipate release date also does not satisfy Item 1(b) of Schedule 14A. Refer also to Rule 14a-6(d).

2. The legend required by Rule 14a-6(e)(1) regarding identification of the proxy statement as "preliminary" similarly should appear on the first page of the proxy statement as distinguished from the Notice of Annual Meeting or correspondence to shareholders. Please revise in Amendment No. 1 to the proxy statement in light of the permissibility under Rule 14a-3(a) for the registrant to lawfully solicit while using a preliminary proxy statement.

3. The Table of Contents incorrectly lists page 90 as the location where shareholders may find "Directions to the 2018 Annual Meeting." Consistent with the instruction given in the Notice, however, such information appears on page 92. Please revise.

How will my shares be voted if I do not return my proxy or do not provide specific voting instructions in the WHITE proxy card or voting instruction form that I submit?, Page 5

4. Please advise us of the legal basis upon which the registrant has relied to conclude that non-brokers such as banks and "other nominees" are treated as the equivalent of brokers in determining if such nominees are eligible or ineligible to cast "broker non-votes" depending upon whether or not the solicitation is contested. See Item 21(b) of Schedule 14A.

Potential Anti-Takeover Impact, page 84

5. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Accordingly, please provide your basis for your statement that the Tax Benefits Preservation Plan is "in the Company's best interests" given the acknowledged potential anti-takeover effect. In addition, please advise, with a view toward revised disclosure, whether or not adoption of the cited plan is at risk of not being in the best interest of unaffiliated shareholders as distinguished from "the Company." Refer to Rule 14a-9.

Form of Proxy

6. The disclosure regarding the contingent use of the discretionary authority conferred under Rule 14a-4(b)(1) does not appear to have been provided in the typeface required. Please confirm for us, with a view toward revised disclosure, that the last full sentence on the Form of Proxy will appear in bold-face type.

    We remind you that the registrant and other participants acting on its behalf in this solicitation are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact me at (202) 551-3266 with any questions.

                                            Sincerely,

                                            /s/ Nicholas P. Panos

                                            Nicholas P. Panos
                                            Senior Special Counsel
                                            Office of Mergers & Acquisitions

cc: Keith E. Gottfried, Esq.
       Sean M. Donahue, Esq.
Morgan, Lewis & Bockius LLP